Tel Aviv, November 10, 2010
Our ref: 13803/2001

VIA EDGAR

Jeffrey P. Riedler
Assistant Director
Mail Stop 4720
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re: BioCancell Therapeutics Inc.
Registration Statement on Form S-1, Amendment No. 9
Filed November 9, 2010
File No. 333-162088

Dear Mr. Riedler:

On behalf of BioCancell Therapeutics Inc. (the “Company”), we provide the Company’s response to the comment letter dated November 10, 2010, relating to the above referenced filing.

For your convenience, the comment of the Staff of the Securities and Exchange Commission (the “Staff”) contained in the comment letter dated November 10, 2010, has been restated below in its entirety, with the response to such comment set forth immediately under the comment. Capitalized terms used herein but not otherwise defined shall have the meanings ascribed to them in Amendment No. 9 to the above referenced Registration Statement on Form S-1 (the “Registration Statement”).

1.
We note your response to our prior comment 1 and your statement that the investor base is already on notice. Please describe all communications between the Israeli distributor and the investor base, including method of communication, details about the upcoming offering provided, and whether the distributor instructed potential investors to review the publicly available Israeli registration statement. We are unable to evaluate your response without this information.

In response to the Staff's comment, the Company advises the Staff that as indicated in the previous response, the statement that the "investor base [is] already “on notice” of the forthcoming offering" is in light of the publicly available filings of the Company in the U.S. and Israel with the Securities and Exchange Commission and the Israeli Securities Authority, respectively, and not in light of any other specific communications with investors. In light of the Staff's comment, the Company has reconfirmed with the Israeli distributor and hereby advises the Staff that no other communications were conducted by the Israeli distributor.

* * * * *

Jeffrey P. Riedler
Securities and Exchange Commission
November 10, 2010

We would be happy to set a conference call in order to address any questions or comments you might have regarding the response set forth herein. Please do not hesitate to call the undersigned at +972 (3) 607-4479.

Sincerely,

/s/ Shachar Hadar

Dr. Shachar Hadar, Adv.

cc: Uri Danon, Chief Executive Officer, BioCancell Therapeutics Inc.